VAALCO ENERGY RESPONDS TO MISLEADING COMMENTS

MADE BY GROUP 42 AND BRADLEY RADOFF

HOUSTON, November 11, 2015 -- VAALCO Energy, Inc. (NYSE: EGY) today responded to misleading comments with respect to the Company’s cash general and administrative (G&A) expense and capital expenditures (capex) made by Group 42, Inc. ("Group 42") and Bradley L. Radoff (collectively, the "Group 42−BLR Group"), VAALCO stockholders who have announced the intention to solicit consents to replace a majority of VAALCO’s duly elected independent directors.

The Company commented:

“In an apparent attempt to advance their Board control agenda, the Group 42−BLR Group has today made misleading comments about VAALCO’s cash G&A expense and capex for the third quarter of 2015.

“The Group 42−BLR Group failed to note that G&A expenses have declined year over year to $3.5 million (excluding $300,000 of severance costs), or $8.63 per barrel of oil equivalent (BOE), as compared to $4.0 million, or $14.97 per BOE, in the three months ended September 30, 2014. Consistent with its 2015 cost initiatives, the Company has been cutting aggregate future executive and management cash compensation 30% compared with 2013.  VAALCO has also reduced corporate staff in Houston by approximately 15%,  as well as reduced contract services and other third party costs. The full benefit of these reductions will be realized in 2016.

“In addition, the Group 42−BLR Group criticized VAALCO’s cash G&A expense in the third quarter of 2015 without noting that certain third quarter expenses, including severance costs, will result in significant savings for VAALCO stockholders over time.

“When criticizing VAALCO’s capex in the third quarter, the Group 42−BLR Group failed to mention that capex was driven by the Company’s successful drilling campaign offshore Gabon, through which VAALCO grew total production in the third quarter of 2015 to approximately 4,800 net barrels of oil equivalent (BOE) per day, up 6% from 4,550 net BOE per day in the second quarter of 2015, and above the high end of third quarter guidance of 4,400 to 4,700 BOE per day.

“The VAALCO Board of Directors and management team remain committed to acting in the best interests of the Company and all VAALCO stockholders.  Unfortunately, we believe that the Group 42−BLR Group has intentionally cherry-picked data to misrepresent the well-documented progress we are making to drive value in a challenging environment for the oil and gas industry.”

As previously announced, VAALCO's Board of Directors, in consultation with its financial and legal advisors, is reviewing Group 42−BLR Group's solicitation materials.  VAALCO's Board of Directors will advise VAALCO stockholders of its recommendation regarding the Group 42−BLR Group's solicitation in due course and advises VAALCO stockholders to refrain from taking any action (including returning any consent card sent by the Group 42−BLR Group) at this time.

Vinson & Elkins L.L.P. is serving as legal counsel to the Company.

VAALCO stockholders with questions may contact the Company's proxy solicitor, D.F. King & Co., Inc., (212) 269-5550.

About VAALCO

VAALCO Energy, Inc. is a Houston based independent energy company principally engaged in the acquisition, exploration, development and production of crude oil.  VAALCO's strategy is to increase reserves and production through the exploration and exploitation of oil and natural gas properties with high emphasis on international opportunities.  The Company's properties and exploration acreage are located primarily in Gabon, Angola and Equatorial Guinea in West Africa.

Important Additional Information

In connection with the consent solicitation initiated by the Group 42−BLR Group, the Company may file a consent revocation statement and other documents regarding the proposals of the Group 42−BLR Group with the SEC and may mail a consent revocation statement and a consent revocation card to each stockholder of record entitled to deliver a written consent with respect to the proposals of the Group 42−BLR Group. STOCKHOLDERS ARE ENCOURAGED TO READ ANY CONSENT REVOCATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

The Company, its directors and executive officers may be deemed to be participants in the solicitation of consent revocations in connection with the proposals of the Group 42−BLR Group. Information regarding the names of the Company’s participants and their respective interests in the Company by security holdings or otherwise is set forth in the proxy statement for the Company’s 2015 Annual Meeting of Stockholders as filed with the SEC on Schedule 14A on April 16, 2015.  To the extent names of the Company’s directors and executive officers and their holdings in the Company’s securities have changed since the 2015 proxy statement, such changes have been reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Change in Ownership on Form 4 filed with the SEC.  Additional information can also be found in the Company’s Annual Report on Form 10-K for the year ended December 31, 2014, filed with the SEC on March 16, 2015 and in the Company’s Quarterly Reports on Form 10-Q for the first two quarters of the fiscal year ending December 31, 2015 filed with the SEC on May 7, 2015 and August 6, 2015, respectively.  Additional information regarding the interests of the Company’s participants in any solicitation of consent revocations in connection with the proposals of the Group 42−BLR Group and other relevant materials, if any, will be filed with the SEC when they become available.

These documents, including any consent revocation statement (and amendments or supplements thereto) and other documents filed by the Company with the SEC, are or will be available for no charge at the SEC’s website at www.sec.gov and at the Company’s investor relations website at vaalco.investorroom.com.  Copies may also be obtained by contacting the Company by mail at 9800 Richmond, Suite 700, Houston, Texas 77042, Attention: Corporate Secretary or by telephone at (713) 623-0801.

Other Information
This news release includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are those concerning VAALCO's plans, expectations, and objectives for future drilling, completion and other operations and activities. All statements, other than statements of historical facts, included in this news release that address activities, events or developments that VAALCO expects, believes or anticipates will or may occur in the future are forward-looking statements. These statements include expected capital expenditures, future drilling plans, prospect evaluations, liquidity, negotiations with governments and third parties, expectations regarding processing facilities, and reserve growth. These statements are based on assumptions made by VAALCO based on its experience, perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond VAALCO's control. These risks include, but are not limited to, oil and gas price volatility, inflation, general economic conditions, the Company's success in discovering, developing and producing reserves, lack of availability of goods, services and capital, environmental risks, drilling risks, foreign operational risks, and regulatory changes. These and other risks are further described in VAALCO's annual report on Form 10-K for the year ended December 31, 2014, subsequent quarterly reports on Form 10-Q, and other reports filed with the SEC, which can be reviewed at http://www.sec.gov, or which can be received by contacting VAALCO at 9800 Richmond Avenue, Suite 700, Houston, Texas 77042, (713) 623-0801. Investors are cautioned that forward-looking statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. VAALCO disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. VAALCO assumes no obligation to update any forward-looking statement as of any future date.

Investor Contacts Don McCormack Chief Financial Officer 713-623-0801	Al Petrie Investor Relations Coordinator 713-543-3422